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                                                                EXHIBIT 99(A)(6)


              THERMOLASE ANNOUNCES PLAN TO OFFER SHAREHOLDERS A NEW
                    SECURITY WITH BUILT-IN REDEMPTION FEATURE


SAN DIEGO, Calif., December 19, 1996 -- ThermoLase Corporation (ASE-TLZ) announced today that it intends to offer its shareholders the opportunity to exchange one share of existing ThermoLase common stock, and $3.00, for a new ThermoLase unit consisting of one share of common stock and one redemption right. Shareholders would have the option to deliver shares of ThermoLase stock in lieu of cash to cover the $3.00 per-share amount. The redemption right would entitle the holder to sell the related share of common stock to the company for $20.25 during the first 20 business days after the fourth anniversary of the closing of the exchange offer. The redemption right would not detach, or trade separately, from the related share of common stock. The redemption right would expire and become worthless if the closing price of ThermoLase common stock has been at least $26.00 for 20 of 30 consecutive trading days.

     If more than 2,000,000 shares of ThermoLase common stock are tendered in the exchange offer, acceptances would be cut back pro rata. The company's obligations under the redemption rights would be guaranteed on a subordinated basis by Thermo Electron Corporation, the company's ultimate parent corporation.

     The exchange offer would be subject to several conditions, including effectiveness of a registration statement under the Securities Act of 1933, listing of the units by the American Stock Exchange, and acceptance of the offer by the holders of at least 500,000 ThermoLase shares. The exchange offer would be made only by means of a prospectus included as part of such registration statement. The company anticipates filing such registration statement in January 1997.